Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 7th day of April, 2014, by and between MAINSOURCE FINANCIAL GROUP, INC., an Indiana corporation (“MainSource”), and MBT BANCORP, an Indiana corporation (“MBT”).

W I T N E S S E T H:

WHEREAS, MainSource is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Greensburg, Decatur County, Indiana; and

WHEREAS, MBT is an Indiana corporation registered as a bank holding company under the BHC Act, with its principal office located in West Harrison, Dearborn County, Indiana; and

WHEREAS, MainSource and MBT seek to affiliate through a corporate reorganization whereby MBT will merge with and into MainSource, and thereafter, The Merchant’s Bank and Trust Company (“Merchants”), an Indiana chartered commercial bank and the wholly-owned subsidiary of MBT, will be merged with and into MainSource Bank, an Indiana chartered commercial bank and the wholly-owned subsidiary of MainSource; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

WHEREAS, all of the members of the Board of Directors of MBT have agreed to execute and deliver to MainSource a voting agreement substantially in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of MBT with and into MainSource, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01                        The Merger.  (a)  General Description.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), MBT shall merge with and into MainSource (the “Merger”).  MainSource shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.

(b)                                 Name, Officers and Directors.  The name of the Surviving Corporation shall be “MainSource Financial Group, Inc.”  Its principal office shall be located at 2105 North State Road 3, Bypass, Greensburg, Indiana.  The officers of MainSource serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.  The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of MainSource at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

(c)                                  Articles of Incorporation and By-Laws.  The Articles of Incorporation and By-Laws of MainSource in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

(d)                                 Effect of the Merger.  At the Effective Time, the title to all assets, real estate and other property owned by MBT shall vest in the Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of MBT shall be assumed by the Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

(e)                                  Integration.  At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to Articles of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(i), and a Plan of Merger, substantially in the form attached hereto as  Exhibit 1.01(e)(ii). The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger.

1.02                        Reservation of Right to Revise Structure.  At MainSource’s election, the Merger may alternatively be structured so that (a) MBT is merged with and into any other direct or indirect wholly-owned subsidiary of MainSource or (b) any direct or indirect wholly-owned subsidiary of MainSource is merged with and into MBT; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment (including, without limitation, the tax treatment) of the holders of common stock, no par value, of MBT (“MBT Common Stock”), (y) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (z) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

1.03                        Tax Free Reorganization.  MainSource and MBT intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04                        Absence of Control.  Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that neither MainSource nor MBT by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.05                        Bank Merger.  MBT and MainSource agree to take all action necessary and appropriate, including entering into a plan of merger (the “Bank Merger Agreement”) substantially in the form attached hereto as Exhibit 1.05, to cause Merchants to merge with and into MainSource Bank (the “Bank Merger”) in accordance with the applicable laws and regulations effective immediately after the consummation of the Merger.  At the effective time of the Bank Merger, the separate corporate existence of Merchants will terminate.  MainSource Bank will be the surviving bank and will continue its corporate existence under applicable law.  The articles of association of MainSource Bank, as then in effect, will be the articles of association of the surviving bank, and the By-Laws of MainSource Bank, as then in effect, will be the By-Laws of the surviving bank.

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01                        Consideration.  Subject to the terms and conditions of this Agreement, including the allocation provisions of Section 2.04 below, at the Effective Time, each share of MBT Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of MBT and (ii) shares held directly or indirectly by MainSource, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) (the “MBT Outstanding Stock”) shall become and be converted, at the election of the holder thereof in accordance with the procedures set forth in Section 2.05 below, into the right to receive in accordance with this Article:

(a)         for each share of MBT Outstanding Stock with respect to which an election to receive common stock, no par value, of MainSource (the “MainSource Common Stock”) has been effectively made and not revoked or lost, 2.055 (the “Exchange Ratio”) shares (the “Stock Consideration”) of MainSource Common Stock, or

(b)         for each share of MBT Outstanding Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, $35.16 in cash (the “Cash Consideration”).

The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration”.

(c)                                  Each MBT shareholder shall have the right to elect to receive the Stock Consideration or the Cash Consideration as to each share of MBT Common Stock owned by such shareholder, subject however to the election, allocation, adjustment and proration procedures set forth in this Agreement.

2.02                        Rights as Shareholders; Stock Transfers.  At the Effective Time, holders of MBT Common Stock shall cease to be, and shall have no rights as, shareholders of MBT, other than the right to receive any dividend or other distribution with respect to such MBT Common Stock with a record date occurring prior to the Effective Time.  After the Effective Time, there shall be no transfers on the stock transfer books of MBT of shares of MBT Common Stock.

2.03                        Fractional Shares.  Notwithstanding any other provision in this Agreement, no fractional shares of MainSource Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, MainSource shall pay to each holder of MBT Common Stock who otherwise would be entitled to a fractional share of MainSource Common Stock an amount in cash (without interest) determined by multiplying such fraction by $35.16.

2.04                        Election and Allocation Procedures.

(a)                                 Subject to the allocation procedures set forth in Section 2.04(b), each record holder of MBT Common Stock will be entitled (1) to elect to receive the Stock Consideration (a “Stock Election”) for all or some of the shares of MBT Common Stock (“Stock Election Shares”) held by such record holder, (2) to elect to receive the Cash Consideration (a “Cash Election”) for all or some of the shares of MBT Common Stock (“Cash Election Shares”) held by such record holder or (3) to indicate that such holder makes neither a Stock Election nor a Cash Election (a “Non-Election”) for all or some of the shares of MBT Common Stock (“Non-Election Shares”) held by such record holder.  All such elections (each, an “Election”) shall be made on a form designed for that purpose by MainSource and reasonably acceptable to MBT (an “Election Form”).  The shareholders of MBT entitled to receive the Election Form shall be those shareholders of record as of the record date fixed for the special shareholders’ meeting at which the Merger will be submitted to a vote of the MBT shareholders.  MainSource shall also use commercially reasonable efforts to make the Election Form available to shareholders of record who become such after the record date for the special shareholders’ meeting and before the date fixed by MainSource as the date by which properly completed Election Forms must be submitted (the “Election Deadline”), which will be no later than the Closing Date (as defined below).  Any shares of MBT Common Stock with respect to which the record holder thereof has not, as of the Election Deadline, properly submitted to the Exchange Agent (as defined below) a properly completed Election Form shall be deemed to be Non-Election Shares.  Holders of Dissenting Shares (as defined below) shall be deemed to have made a Cash Election.  A record holder acting in different capacities or acting on behalf of other persons in any way shall be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts.  The “Exchange Agent” shall be Registrar and Transfer Company, or such other bank or trust company as may be selected by MainSource

(which may be an affiliate of MainSource) and is reasonably acceptable to MBT, to effect the payment of the Merger Consideration to holders of MBT Common Stock pursuant to this Agreement.  The number of shares equal to 60% of the shares of MBT Common Stock outstanding immediately prior to the Effective Time shall be referred to herein as the “Stock Conversion Number”.

(b)                                 Not later than the 5th business day after the Election Deadline, MainSource shall cause the Exchange Agent to effect the allocation among the holders of MBT Common Stock of rights to receive the Stock Consideration or the Cash Consideration in the Merger as follows:

(i)                                     Number of Stock Election Shares Equal to the Stock Conversion Number.  If the number of Stock Election Shares equals the Stock Conversion Number, then (A) all Cash Election Shares and Non-Election Shares shall be converted into the right to receive the Cash Consideration, and (B) all Stock Election Shares shall be converted into the right to receive the Stock Consideration;

(ii)                                  Number of Stock Election Shares Less Than the Stock Conversion Number.  If the number of Stock Election Shares is less than the Stock Conversion Number, the Non-Elections shall be converted to Stock Elections, on a pro rata basis, until a sufficient number of Non-Election Shares have been converted so that the total Non-Election Shares so converted, when added to the Stock Election Shares, is equal as closely as possible to the Stock Conversion Number.  In the event that, following the conversion of all Non-Elections to Stock Elections, the number of Stock Election Shares still is less than the Stock Conversion Number, the Cash Elections shall be eliminated (each in its entirety) and converted to Stock Elections (each in its entirety) and the Cash Election Shares shall be converted into the right to receive the Stock Consideration and the Cash Consideration in the following manner:

(A)                               the Exchange Agent will select from among the holders of Cash Election Shares, on a pro rata basis (other than holders of Dissenting Shares), a sufficient number of such shares (“Stock Designated Shares”) such that the number of Stock Designated Shares will, when added to the number of Stock Election Shares and Non-Election Shares, be equal as closely as practicable to the Stock Conversion Number, and all such Stock Designated Shares shall be converted into the right to receive the Stock Consideration; and

(B)                               the Cash Election Shares not so selected as Stock Designated Shares shall be converted into the right to receive the Cash Consideration; and

(iii)                               Number of Stock Election Shares Greater Than the Stock Conversion Number.  If the number of Stock Election Shares exceeds the Stock Conversion Number, the Stock Elections shall be eliminated (each in its entirety) and converted into the right to receive the Stock Consideration and the Cash Consideration in the following manner:

(A)                               the Exchange Agent will select from among the holders of Stock Election Shares, on a pro rata basis, a sufficient number of such shares (“Cash

Designated Shares”) such that the number of Stock Election Shares, when reduced by the Cash Designated Shares, is equal as closely as practicable to the Stock Conversion Number, and all such Cash Designated Shares shall be converted into the right to receive the Cash Consideration; and

(B)                               the Stock Election Shares not so selected as Cash Designated Shares shall be converted into the right to receive the Stock Consideration.

(c)                                  A holder of shares of MBT Common Stock that is a bank, trust company, securities broker-dealer or other recognized nominee, may submit one or more Election Forms for the persons for whom it holds shares as nominee provided that such bank, trust company, securities broker-dealer or nominee certifies to the satisfaction of MBT and MainSource the names of the persons for whom it is so holding shares (the “Beneficial Owners”). In such case, each Beneficial Owner for whom an Election Form is submitted shall be treated as a separate owner for purposes of the election procedure and allocation of shares set forth herein.

2.05                  Exchange Procedures.  (a)  At and after the Effective Time, each certificate representing shares of MBT Common Stock shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b)                                 At or prior to the Effective Time, MainSource shall reserve a sufficient number of shares of MainSource Common Stock to be issued as part of the Merger Consideration.  As promptly as practicable after the Effective Time, but in no event more than five business days thereafter, MainSource shall cause the Exchange Agent to mail to each holder of MBT Common Stock a letter of transmittal providing instructions as to the transmittal to the Exchange Agent of certificates representing shares of MBT Common Stock and the issuance of shares of MainSource Common Stock in exchange therefor pursuant to the terms of this Agreement.

(c)                                  MainSource shall cause (i) a check in the amount of cash that each holder of MBT Common Stock has the right to receive pursuant to Section 2.01(a), (ii) a certificate representing that number of whole shares of MainSource Common Stock that each holder of MBT Common Stock has the right to receive pursuant to Section 2.01(b), and (iii) a check in the amount of any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon delivery to MainSource of certificates representing such shares of MBT Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to MainSource if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, as in the form and substance reasonably satisfactory to MainSource.  No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.

(d)                                 No dividends or other distributions on MainSource Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of MBT Common Stock converted in the Merger into the right to receive shares of such MainSource Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.05. After becoming so entitled in accordance with this Section 2.05, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of MainSource Common Stock such holder had the right to receive upon surrender of the Old Certificate.

(e)                                  The stock transfer books of MBT shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of MBT of any shares of MBT Common Stock. If, after the Effective Time, Old Certificates are presented to MainSource, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.05.

(f)                                   MainSource shall be entitled to rely upon MBT’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, MainSource shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(g)                                  If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and the posting by such Person of a bond or other indemnity satisfactory to MainSource as indemnity against any claim that may be made against it with respect to such Old Certificate, MainSource will issue in exchange for such lost, stolen, or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.01 hereof.

(h)                                 Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of MBT Common Stock that are held as treasury stock of MBT or owned by MainSource (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist and no stock of MBT or other consideration shall be exchanged therefor.

(i)                                     Notwithstanding the foregoing, no party hereto shall be liable to any former holder of MBT Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.06                        Anti-Dilution Adjustments.  If MainSource changes (or establishes a record date for changing) the number of shares of MainSource Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding MainSource Common Stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted so the shareholders of MBT at the Effective Time shall receive Merger Consideration that produces the same economic effect as contemplated by this Agreement prior to such action.  No adjustment shall be made for the holders of shares of MBT Common Stock under this Section 2.06 solely as a result of MainSource issuing additional shares of MainSource Common Stock provided it receives fair market value consideration for such shares or such shares are issued in connection with the MainSource Plans (as hereinafter defined) consistent with past practice with respect to such issuances.

2.07                        Dissenting Shares.  Shares of MBT issued and outstanding immediately prior to the Effective Time and which are held by persons who have properly exercised, and not withdrawn or waived, appraisal rights with respect thereto (the “Dissenting Shares”) in accordance with the Indiana Business Corporation Law (the “IBCL”), will not be converted into the right to receive the Merger Consideration, and holders of such shares of MBT Common Stock will be entitled, in lieu thereof, to receive payment of the appraised value of such shares of MBT Common Stock in accordance with the provisions of the IBCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the IBCL.  If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of MBT Common Stock will thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon.  MBT will give MainSource prompt notice of any demands received by MBT for appraisal of shares of MBT Common Stock.  Prior to the Effective Time, MBT will not, except with prior consent of MainSource, make any payment with respect to, or settle or offer to settle, any such demands.

2.08                        Preservation of Tax-Free Reorganization.  Notwithstanding anything in this Agreement to the contrary, if the tax opinions referred to in Sections 7.01(h) and 7.02(h) cannot be rendered (as reasonably determined, in each case, by Krieg, Devault LLP) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then MainSource shall increase the Exchange Ratio to the minimum extent necessary to enable such tax opinions to be rendered.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF MBT

On or prior to the date hereof, MBT has delivered to MainSource a schedule (the “MBT Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to MBT, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), prospects, value or business of MBT and its Subsidiaries (as such term is defined below) taken as a whole, or (ii) would materially impair the ability of MBT to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) GAAP (as defined below) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of MainSource, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement, on the business, financial condition or results of operations of MBT and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect”, a “Material Adverse Effect” shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against MBT or Merchants following the date of this Agreement.

For the purpose of this Agreement, and in relation to MBT and its Subsidiaries, “knowledge” means those facts that are actually known by Donald Patterson, Sandra Melillo, Mark Sams or David Rosen, or would reasonably be expected to have come to their attention based upon their periods of service and positions with MBT and its Subsidiaries without investigation.  Additionally, for the purpose of this Agreement, and in relation to MBT, its “Subsidiaries” shall mean any entity which is required to be consolidated with MBT for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).

Accordingly, MBT hereby represents and warrants to MainSource as follows, except as set forth in its Disclosure Schedule:

3.01                        Organization and Authority.  (a)  MBT is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act.  MBT has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.  MBT has previously provided MainSource with a complete list of its Subsidiaries.  Except for its Subsidiaries, MBT owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)                                 Merchants is a bank chartered and existing under the laws of the State of Indiana.  Merchants has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.  Merchants owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)                                  Each of MBT’s Subsidiaries other than Merchants is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.02                        Authorization.  (a)  MBT has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and (f) hereof. As of the date hereof, MBT is not aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e).  This Agreement and its execution and delivery by MBT have been duly authorized and approved by the Board of Directors of MBT and, assuming due execution and delivery by MainSource, constitutes a valid and binding obligation of MBT, subject to the fulfillment of the conditions precedent set forth in Section 7.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)                                 Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of MBT or the charter documents of any of MBT’s Subsidiaries; (ii) conflicts with or violates any applicable local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a material breach of or constitutes a material default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which MBT or any of its Subsidiaries is a party or by which MBT or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than MainSource) or any other adverse interest, upon any right, property or asset of MBT or any of its Subsidiaries which would have a Material Adverse Effect on MBT; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which MBT or any of its Subsidiaries is bound or with respect to which MBT or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits, except, with respect to (ii)-(v), to the extent such conflict, violation, breach, termination or right would not reasonably be expected to have a Material Adverse Effect on MBT.

(c)                                  Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by MBT.

3.03                        Capitalization.  (a)  The authorized capital stock of MBT as of the date hereof consists, and at the Effective Time will consist, of 2,000,000 shares of MBT Common Stock, of which 991,521 shares are issued and outstanding as of the date hereof, and 100,000 no par preferred shares, none of which is outstanding as of the date of this Agreement.  The issued and outstanding shares of MBT Common Stock have been duly and validly authorized by all necessary corporate action of MBT, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former MBT shareholder. Except as set forth in the MBT Disclosure Schedule, MBT has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of MBT Common Stock. Each share of MBT Common Stock is entitled to one vote per share. A description of the MBT Common Stock is contained in the Articles of Incorporation of MBT.

(b)                                 Set forth on the MBT Disclosure Schedule is a list of all direct or indirect subsidiaries of MBT (each a “Subsidiary” and collectively, the “Subsidiaries”).  All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary are owned by MBT or Merchants free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)                                  Except as set forth on the MBT Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of MBT Common Stock or any of MBT’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of MBT or its Subsidiaries, by which MBT is or may become bound. MBT does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of MBT Common Stock. To the knowledge of MBT, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of MBT or its Subsidiaries.

(d)                                 Set forth on the MBT Disclosure Schedule is a list of the name and address of any Person which, to MBT’s knowledge, beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 5% or more of the outstanding shares of MBT Common Stock.

3.04                        Organizational Documents.  The Articles of Incorporation and By-Laws of MBT and any  similar governing documents for each of MBT’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to MainSource.

3.05                        Compliance with Law.  (a)  None of MBT or any of its Subsidiaries is currently in violation of, and since January 1, 2009, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect.  MBT and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their businesses without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to MainSource at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

(b)                                 All of the existing offices and branches of Merchants have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect.  Merchants has no approved but unopened offices or branches.

3.06                        Accuracy of Statements Made and Materials Provided to MainSource.  No representation, warranty or other statement made, or any information provided, by MBT in this Agreement or in the MBT Disclosure Schedule (and any update thereto), and no written information that has been or will be provided by MBT with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to MBT’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or in the proxy statement-prospectus, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by MBT with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by MainSource specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

3.07                        Litigation and Pending Proceedings.  Except as set forth in the MBT Disclosure Schedule:

(a)                                 There are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against MBT or any of its Subsidiaries or, to the knowledge of MBT or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against MBT or any of its Subsidiaries, except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on MBT.  MBT does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against MBT or any of its Subsidiaries that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on MBT or MainSource.

(b)                                 Neither MBT nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of MBT, under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the knowledge of MBT, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

3.08                        Financial Statements and Reports.  (a)  MBT has delivered to MainSource copies of the following financial statements and reports of MBT and its Subsidiaries, including the notes thereto (collectively, the “MBT Financial Statements”):

(i)                                     Consolidated Balance Sheets and the related Consolidated Statements of Earnings and Consolidated Statements of Changes in Shareholders’ Equity of MBT as of and for the fiscal years ended December 31, 2013, 2012 and 2011;

(ii)                                  Consolidated Statements of Cash Flows of MBT for the fiscal years ended December 31, 2013, 2012 and 2011; and

(iii)                               Call Reports (“Call Reports”) for Merchants as of the close of business on December 31, 2013, 2012 and 2011.

(b)                                 The MBT Financial Statements present fairly in all material respects the consolidated financial position of MBT as of and at the dates shown and the consolidated results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of MBT and its Subsidiaries. The MBT Financial Statements described in clauses (a)(i) and (a)(ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)                                  Since December 31, 2013 on a consolidated basis, MBT and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice, or any fees or expenses incurred in connection with the Merger or this Agreement.

3.09                        Material Contracts.  (a)  Except as set forth in the MBT Disclosure Schedule, neither MBT nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by MBT or any of its Subsidiaries or the guarantee by MBT or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business), (ii) any contract containing covenants that limit the ability of MBT or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, MBT or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority) (as each are hereinafter defined), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract, (iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to MBT or any of its Subsidiaries, (iv) any lease of real or personal property providing for annual lease payments by or to MBT or its Subsidiaries in excess of $100,000 per annum other than financing leases entered into in the ordinary course of business in which MBT or any of its Subsidiaries is the lessor, or (v) any contract that involves expenditures or receipts of MBT or any of its Subsidiaries in excess of $100,000 per year not entered into in the ordinary course of business consistent with past practice. The contracts of the type described in the preceding sentence shall be deemed “Material Contracts” hereunder.  With respect to each of MBT’s Material Contracts that is disclosed in the MBT Disclosure Schedule, or would be required to be so disclosed if in effect on the date of this Agreement: (A) each such Material Contract is in full force and effect; (B) neither MBT nor any of its Subsidiaries is in material default thereunder with respect to each Material Contract, as such term or concept is defined in each such Material Contract; (C) neither MBT nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (D) no other party to any such Material Contract is, to MBT’s knowledge, in material default in any material respect.

(b)                                 Neither MBT nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for MBT’s own account or for the account of one or more of its Subsidiaries or their respective customers, except for caps and floors in connection with loans in the normal course to Merchants’ customers.

3.10                  Absence of Undisclosed Liabilities.  Except as provided in the MBT Financial Statements or in the MBT Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of MBT’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of MBT or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $50,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of MBT or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.

3.11                  Title to Properties.  Except as described in this Section 3.11 or the MBT Disclosure Schedule:

(a)                                 MBT or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the MBT Financial Statements as of December 31, 2013; good and marketable title to all personal property reflected in the MBT Financial Statements as of December 31, 2013, other than personal property disposed of in the ordinary course of business since December 31, 2013; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which MBT or any of its Subsidiaries purports to own or which MBT or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since December 31, 2013.  All of such properties and assets are owned by MBT or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the MBT Disclosure Schedule; (ii) as specifically noted in reasonable detail in the MBT Financial

Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to MBT on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to the knowledge of MBT, leased by MBT or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws.  All real property, machinery, equipment, furniture and fixtures owned or leased by MBT or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary course of business.

(b)                                 To MBT’s knowledge with respect to all real property presently, or formerly since January 1, 2001, owned, leased or used by MBT or any of its Subsidiaries, MBT, its Subsidiaries and each of the prior owners, have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”), except where such noncompliance would not have a Material Adverse Effect.  There are no pending or, to the knowledge of MBT, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against MBT or any of its Subsidiaries with respect to the Environmental Laws, and to MBT’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding, except where such claim, action or proceeding would not have a Material Adverse Effect.  To MTB’s knowledge, no environmental permits or approvals issued by government environmental agencies are required for the conduct of the business of MBT or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To MBT’s knowledge, neither MBT nor any of its Subsidiaries is the past or present owner, or the operator or lessee, of any real property on which any hazardous substances (as defined in CERCLA 42 USC 9601) (“Hazardous Substances”) have been used, stored, deposited, treated, recycled or disposed of, which Hazardous Substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law, except where such actions would not have a Material Adverse Effect.  To MBT’s knowledge, neither MBT nor any of its Subsidiaries is liable for any Hazardous Substances clean-up or remediation under any of the Environmental Laws arising from the acts or omissions of MBT or its Subsidiaries with respect to any real property other than those listed in the preceding sentences of this subsection, except where such actions would not have a Material Adverse Effect.

3.12                  Loans and Investments.  (a)  MBT has provided MainSource with a list of each loan by Merchants that has been classified by regulatory examiners or management as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of December 31, 2013, and a list of Delinquent Loans as of December 31, 2013, and will provide updates to such lists to MainSource as of the day prior to Closing.  The most recent loan watch list of Merchants and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments or has been placed on nonaccrual status has also been provided by MBT to MainSource and will be provided with updates as of the day prior to Closing.

(b)                                 All loans reflected in the MBT Financial Statements as of December 31, 2013, and which have been made, extended, renewed, restructured, approved, amended or acquired since December 31, 2013: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming Merchants as the secured party or mortgagee (unless by written agreement to the contrary); provided, however, that the enforcement of each of (ii) through (iv) above may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. § 1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.  The phrase “enforceable in accordance with its terms” as it relates to a loan does not mean that the borrower has the financial ability to repay a loan or that any collateral is sufficient to result in payment of the loan secured thereby.

(c)                                  The reserves, the allowance for loan and lease losses and the carrying value for real estate owned which are shown on the MBT Financial Statements are, in the judgment of management of MBT, adequate in all material respects under the requirements of GAAP to provide for known and inherent losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

(d)                                 Except as set forth in the MBT Disclosure Schedule, none of the investments reflected in the MBT Financial Statements as of and for the period ended December 31, 2013, and none of the investments made by any Subsidiary of MBT since December 31, 2013, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time.  Neither MBT nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities.

(e)                                  Except as set forth in the MBT Disclosure Schedule, and except for customer deposits, ordinary trade payables, and Federal Home Loan Bank borrowings, neither MBT nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

3.13                  No Shareholder Rights Plan.  MBT has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of MBT or which reasonably could be considered an anti-takeover mechanism.

3.14                  Employee Benefit Plans.  (a)  With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by MBT or any member of a controlled group of corporations under Code Section 414(b) of which MBT is or was at any time after January 1, 2009 a member, and any trade or business (whether or not incorporated) which is or was at any time after January 1, 2009 under common control with MBT under Code Section 414(c), and all other entities which together with MBT are or were at any time after January 1, 2009 prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which MBT or any ERISA Affiliate participates as a participating employer, or to which MBT or any ERISA Affiliate contributes or is or has been at any time after January 1, 2009  obligated to contribute, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of MBT or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2009 (individually, “MBT Plan” and collectively, “MBT Plans”), MBT represents and warrants, except as set forth in the MBT Disclosure Schedule:

(i)                                     All such MBT Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii)                                  All MBT Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such MBT Plan has received a favorable determination letter from the Internal Revenue Service upon which MBT may rely regarding its current tax qualified status under the Code.

(iii)                               All MBT Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have been (A) operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2007, and (B) amended to comply in written form with Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv)                              Except for the MBT Bancorp Employee Stock Ownership Plan (the “MBT KSOP”), no MBT Plan (or its related trust) holds any stock or other securities of MBT.

(v)                                 The MBT KSOP has no outstanding indebtedness.

(vi)                              Neither MBT, an ERISA Affiliate nor any fiduciary, as defined in ERISA Section 3(21)(A), of a MBT Plan has engaged in any transaction that would reasonably be expected to subject MBT, any ERISA Affiliate or any MBT Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.

(vii)                           All obligations required to be performed by MBT or any ERISA Affiliate under any provision of any MBT Plan have been performed by it in all material respects and, neither MBT nor any ERISA Affiliate is in default under or in violation of any provision of any MBT Plan.

(viii)                        All required reports and descriptions for the MBT Plans have been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code or other law with respect to all MBT Plans have in all material respects been proper as to form and content and have been provided timely.

(ix)                              No event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any MBT Plan.

(x)                                 To the knowledge of MBT, there are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending, threatened or currently in process by any governmental agency involving any MBT Plan.

(xi)                              To the knowledge of MBT, there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against MBT, any ERISA Affiliate or any MBT Plan in connection with any MBT Plan or the assets of any MBT Plan.

(xii)                           Any MBT Plan may be amended and terminated at any time without any Material Adverse Effect, subject to any restrictions in Section 409A of the Code, and these rights have always been maintained by MBT and its ERISA Affiliates.

(xiii)                        Neither MBT nor any ERISA Affiliate maintains  and is not required to contribute to any defined benefit pension plan which is subject to Title IV of ERISA and does not have any liability with respect to any plan that is, (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multi-employer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA).

(b)                                 MBT has provided or made available to MainSource true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following, as applicable:

(i)                                     Plan documents for each pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all summary plan descriptions thereof (including any modifications thereto);

(ii)                                  All employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining, agreements, arrangements or understandings;

(iii)                               All executive and other incentive compensation plans, programs and agreements;

(iv)                              All group insurance, medical and prescription drug arrangements, policies or plans and all summary plan descriptions thereof;

(v)                                 All other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed or obligated to contribute to by MBT or any ERISA Affiliate since January 1, 2009 for its current or former directors, officers or employees;

(vi)                              All reports filed with the Internal Revenue Service or the Department within the preceding three years by MBT or any ERISA Affiliate with respect to any MBT Plan;

(vii)                           All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs;

(viii)                        Valuation or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates; and

(ix)                              All notices provided to employees and participants in connection with any MBT Plan.

(c)                                  Except as set forth on the MBT Disclosure Schedule, no current or former director, officer or employee of MBT or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with MBT or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long-term or short-term disability plan maintained by MBT or an ERISA Affiliate.

(d)                                 With respect to all group health plans as defined in ERISA Section 607(1), sponsored or maintained by MBT or any ERISA Affiliate, no director, officer, employee or agent of MBT or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on MBT or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder.  With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with in all material respects by MBT or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e)                                  Except as provided in the MBT Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon MBT or any ERISA Affiliate and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.

(f)                                   Except as otherwise provided in the MBT Disclosure Schedule, no Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored, maintained or contributed to by MBT or any ERISA Affiliate.

(g)                                  Except as otherwise provided in the MBT Disclosure Schedule or as contemplated in this Agreement, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.

(h)                                 Except as may be disclosed in the MBT Disclosure Schedule, MBT and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements.

(i)                                     Except as may be disclosed in the MBT Disclosure Schedule, all of the MBT Plans have, to the extent applicable, been funded in accordance with the minimum funding requirements of ERISA Section 302 and Code Section 412, and effective January 1, 2009, ERISA Section 303 and Code Section 430, and no funding requirement has been waived, nor does MBT or any ERISA Affiliate has any liability or potential liability as a result of the underfunding of, or termination of or participation in any such plan by MBT or any ERISA Affiliate.

(j)                                    As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), MBT, its ERISA Affiliates and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(k)                                 Neither MBT nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way MBT Plans.

3.15                  Obligations to Employees.  All obligations and liabilities of and all payments by MBT or any ERISA Affiliate and all MBT Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by MBT or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) MBT Plans; (c) employment, salary continuation, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements.  All accruals and reserves referred to in this Section 3.15 are correctly and accurately reflected and accounted for in all material respects in the MBT Financial Statements and the books, statements and records of MBT.

3.16                  Taxes, Returns and Reports.  Each of MBT and its Subsidiaries has since January 1, 2008: (a) duly and timely filed all material federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). MBT has established, and shall establish in the Subsequent MBT Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the MBT Financial Statements adequate to cover all of MBT’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending.  Neither MBT nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent MBT Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of MBT or its Subsidiaries.  To the knowledge of MBT, neither MBT nor any of its Subsidiaries is currently under audit by any state or federal taxing authority.  Other than local property tax audits, no federal, state or local tax returns of MBT or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

3.17                  Deposit Insurance.  The deposits of Merchants are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and MBT or Merchants has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.18                  Insurance.  MBT has provided MainSource with a list and, if requested, a true, accurate and complete copy thereof of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by MBT or any of its Subsidiaries on the date hereof or with respect to which MBT or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.19                  Books and Records.  Except for the minutes and actions related to the process leading up to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in MBT’s corporate minute books, the corporate minute books, the books of account, the stock record books and other financial and corporate records of MBT, all of which have been made available to MainSource, are complete and correct in all material respects.

3.20                  Broker’s, Finder’s or Other Fees.  Except for reasonable fees and expenses of MBT’s attorneys, accountants and investment bankers, all of which shall be paid or accrued by MBT at or prior to the Effective Time, and except as set forth in the MBT Disclosure Schedule, no agent, broker or other Person acting on behalf of MBT or under any authority of MBT is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

3.21                  Interim Events.  Except as otherwise permitted hereunder or contemplated hereby, since December 31, 2013 or as set forth in the MBT Disclosure Schedule, neither MBT nor any of its Subsidiaries has:

(a)                                 experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on MBT;

(b)                                 suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $10,000 individually or in the aggregate;

(c)                                  declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(a)(iii) hereof;

(d)                                 repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

(e)                                  granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of MBT or a Subsidiary;

(f)                                   increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

(g)                                  leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

(h)                                 except for the Merger contemplated by this Agreement, or except in connection with distributions or elections under the MBT KSOP in the ordinary course, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

(i)                                     incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j)                                    mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Merchants of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k)                                 canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

(l)                                     entered into any transaction, contract or commitment other than in the ordinary course of business;

(m)                             agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

(n)                                 conducted its business in any manner other than substantially as it was being conducted as of December 31, 2013, except for any conduct or actions taken related to the Merger or this Agreement.

3.22                  Insider Transactions.  Except as set forth in the MBT Disclosure Schedule, since December 31, 2012, no executive officer or director of MBT or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such executive officer or director has currently, or has had during such time period and while an executive officer or director, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by MBT or any Subsidiary or in any liability, obligation or indebtedness of MBT or any Subsidiary, except for deposits of Merchants.

3.23                  Indemnification Agreements.  (a)  Other than as set forth in the MBT Disclosure Schedule, neither MBT nor any of its Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of MBT or the charter documents of a Subsidiary.

(b)                                 Since January 1, 2008, no claims have been made against or filed with MBT or any of its Subsidiaries nor have, to the knowledge of MBT, any claims been threatened against MBT or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of MBT or any of its Subsidiaries.

3.24                  Shareholder Approval.  The affirmative vote of the holders of a majority of the MBT Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.

3.25                  Intellectual Property.  (a)  MBT and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by MBT or its Subsidiaries in their respective businesses as currently conducted. Neither MBT nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b)                                 MBT and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party since January 1, 2008. There is no claim asserted, or to the knowledge of MBT threatened, against MBT and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c)                                  To the knowledge of MBT, no third party has infringed, misappropriated or otherwise violated MBT or its Subsidiaries’ Intellectual Property rights since January 1, 2008. There are no claims asserted or threatened by MBT or its Subsidiaries, nor has MBT or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d)                                 MBT and its Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

(e)                                  For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

3.26                  Community Reinvestment Act.  Merchants received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.27                  Bank Secrecy Act.  Neither MBT nor Merchants is in violation of the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws,

regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

3.28                  Agreements with Regulatory Agencies.  Except as set forth in the MBT Disclosure Schedule, neither MBT nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, any regulatory agency or other governmental entity (a “MBT Regulatory Agreement”).  There are no refunds or restitutions required by any regulatory agency or body to be paid by MBT or any of its Subsidiaries or set forth in any accountant’s or auditor’s report to MBT or any of its Subsidiaries.

3.29                  Internal Controls.  (a) None of MBT or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. MBT and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)                                 Since December 31, 2013, (i) through the date hereof, neither MBT nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MBT or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that MBT or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing MBT or any of its Subsidiaries, whether or not employed by MBT or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by MBT or any of its officers, directors, employees or agents to the Board of Directors of MBT or any committee thereof, to any director of MBT or to any of Donald A. W. Patterson, Sandra A. Melillo, Mark J. Sams or David Z. Rosen.

3.30                  Fiduciary Accounts.  MBT and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither MBT nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to MBT’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.31                  Opinion of Financial Advisor.  The Board of Directors of MBT, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Boenning & Scattergood (“Boenning”), that the Merger Consideration is fair to the shareholders of MBT from a financial point of view as of the date of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF MAINSOURCE

On or prior to the date hereof, MainSource has delivered to MBT a schedule (the “MainSource Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article VI.

For the purpose of this Agreement, and in relation to MainSource and its Subsidiaries (as such term is defined below), a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), prospects, value or business of MainSource and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of MainSource to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on MainSource shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of MainSource and its Subsidiaries, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of MainSource Common Stock, by itself, be considered to constitute a Material Adverse Effect on MainSource and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect on MainSource).

For the purpose of this Agreement, and in relation to MainSource, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of MainSource and its Subsidiaries.  Additionally, for the purpose of this Agreement, and in relation to MainSource, its “Subsidiaries” shall mean any entity which is required to be consolidated with MainSource for financial reporting purposes pursuant to GAAP.

Accordingly, MainSource represents and warrants to MBT as follows, except as set forth in the MainSource Disclosure Schedule:

4.01                  Organization and Authority.  (a)  MainSource is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act.  MainSource has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. MainSource has previously provided MBT with a complete list of its Subsidiaries.  Except for its Subsidiaries, MainSource owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)                                 MainSource Bank is a commercial bank chartered and existing under the laws of the State of Indiana.  MainSource Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to MBT, MainSource Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)                                  Each of MainSource’s Subsidiaries other than MainSource Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02                  Authorization.  (a)  MainSource has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and (f) hereof.  This Agreement and its execution and delivery by MainSource have been duly authorized and approved by the Board of Directors of MainSource and, assuming due execution and delivery by MBT, constitutes a valid and binding obligation of MainSource, subject to the fulfillment of the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)                                 Neither the execution of this Agreement nor consummation of the Merger contemplated hereby:  (i) conflicts with or violates the Articles of Incorporation or By-Laws of MainSource or the charter documents of any of MainSource’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which MainSource or any of its Subsidiaries is a party or by which MainSource or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than MBT) or any other adverse interest, upon any right, property or asset of MainSource or any of its Subsidiaries which would be material to MainSource; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which MainSource or any of its Subsidiaries is bound or with respect to which MainSource or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)                                  Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by MainSource.

4.03                  Capitalization.  (a)  The authorized capital stock of MainSource consists of (i) One Hundred Million (100,000,000) shares of MainSource Common Stock, of which, as of December 31, 2013, Twenty Million Nine Hundred Forty Thousand Two Hundred Ninety-Eight (20,940,298) shares were issued and outstanding, and (ii) Four Hundred Thousand (400,000) shares of preferred stock, of which none are issued and outstanding.  All of the issued and outstanding shares of MainSource Common Stock have been duly and validly authorized by all necessary corporate action of MainSource, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former MainSource shareholder.  Except as set forth in the MainSource Disclosure Schedule, MainSource has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of MainSource Common Stock. Each share of MainSource Common Stock is entitled to one vote per share. A description of the MainSource Common Stock is contained in the Articles of Incorporation of MainSource.

(b)                                 Subject to 12 U.S.C. §55, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MainSource are owned by MainSource free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)                                  Except as set forth in the MainSource Disclosure Schedule or as disclosed in its reports and other documents required to be filed under the 1934 Act and the Securities Act of 1933 (the “1933 Act”) (collectively, the “SEC Reports”), there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of MainSource Common Stock or any of MainSource’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of MainSource or its Subsidiaries, by which MainSource is or may become bound. MainSource does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of MainSource Common Stock. To the knowledge of MainSource, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of MainSource or its Subsidiaries.

(d)                                 Except as disclosed in its SEC Reports, MainSource has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the 1934 Act) 5% or more of its outstanding shares of common stock.

4.04                  Organizational Documents.  The Articles of Incorporation and By-Laws of MainSource and the charter documents for each of MainSource’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to MBT.

4.05                  Compliance with Law.  (a)  None of MainSource or any of its Subsidiaries is currently in violation of, and since January 1, 2008, none has been in violation of, of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, except where such violation would not have a Material Adverse Effect on MainSource.  MainSource and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on MainSource.

(b)                                 As of the date hereof, set forth on the MainSource Disclosure Schedule is a list of all agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of MainSource or its Subsidiaries which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, MainSource or its Subsidiaries, and all documents relating thereto have been made available to MBT, including, without limitation, all correspondence, written communications and written commitments related thereto. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of MainSource or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to MainSource or any of its Subsidiaries.

(c)                                  Since the enactment of the Sarbanes-Oxley Act, MainSource has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(d)                                 All of the existing offices and branches of MainSource Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect. Except as set forth in the MainSource Disclosure Schedule, MainSource Bank has no approved but unopened offices or branches.

4.06                  Accuracy of Statements Made and Materials Provided to MBT.  No representation, warranty or other statement made, or any information provided, by MainSource in this Agreement or, in the MainSource Disclosure Schedule (and any update thereto), or provided by MainSource to MBT in the course of MBT’s due diligence investigation and no written information which has been or shall be supplied by MainSource with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to MBT’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by MainSource with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by MBT specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

4.07                  Litigation and Pending Proceedings.  Except as set forth in the MainSource Disclosure Schedule:

(a)                                 Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on MainSource, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against MainSource or any of its Subsidiaries or, to the knowledge of MainSource or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against MainSource or any of its Subsidiaries.  MainSource does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against MainSource or any of its Subsidiaries.

(b)                                 Neither MainSource nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of MainSource, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of MainSource, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

4.08                  Financial Statements and Reports.  (a)  MainSource has delivered to MBT copies of the following financial statements and reports of MainSource and its Subsidiaries, including the notes thereto (collectively, the “MainSource Financial Statements”):

(i)                                     Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of MainSource as of and for the fiscal years ended December 31, 2013, 2012 and 2011;

(ii)                                  Consolidated Statements of Cash Flows of MainSource for the fiscal years ended December 31, 2013, 2012 and 2011;

(iii)                               Call Reports (“Call Reports”) for MainSource Bank as of the close of business on December 31, 2013, 2012 and 2011;

(b)                                 The MainSource Financial Statements present fairly the consolidated financial position of MainSource as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of MainSource and its Subsidiaries. The MainSource Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)                                  Since December 31, 2013 on a consolidated basis MainSource and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

4.09                  Title to Properties.  Except as described in this Section 4.10 or the MainSource Disclosure Schedule, MainSource or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the MainSource Financial Statements as of December 31, 2013; good and marketable title to all personal property reflected in the MainSource Financial Statements as of December 31, 2013, other than personal property disposed of in the ordinary course of business since December 31, 2013; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which MainSource or any of its Subsidiaries purports to own or which MainSource or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since December 31, 2013.  All of such properties and assets are owned by MainSource or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the MainSource Disclosure Schedule; (ii) as specifically noted in reasonable detail in the MainSource Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to MainSource on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to MainSource’s knowledge, leased by MainSource or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws.  All real property, machinery, equipment, furniture and fixtures owned or leased by MainSource or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

4.10                  Employee Benefit Plans.  With respect to the employee benefit plans, as defined in Section 3(3) of the ERISA, sponsored or otherwise maintained by MainSource or any of its Subsidiaries which are intended to be tax-qualified under Section 401(a) of the Code (collectively, “MainSource Plans”), all such MainSource Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA and the Department Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

4.11                  Taxes, Returns and Reports.  Except as set forth in the MainSource Disclosure Schedule, each of MainSource and its Subsidiaries has since January 1, 2008 (a) duly and timely filed all material federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). MainSource has established, and shall establish in the Subsequent MainSource Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the MainSource Financial Statements adequate to cover all of MainSource’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending.  Neither MainSource nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent MainSource Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of MainSource or its Subsidiaries, except as set forth on the MainSource Disclosure Schedule.  Except as set forth on the MainSource Disclosure Schedule, to the knowledge of MainSource, neither MainSource nor any of its Subsidiaries is currently under audit by any state or federal taxing authority.  Except as set forth on the MainSource Disclosure Schedule, no federal, state or local tax returns of MainSource or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

4.12                  Deposit Insurance.  The deposits of MainSource Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and MainSource or MainSource Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.13                  Insurance.  MainSource has provided MBT with a list and, if requested, a true, accurate and complete copy thereof, of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by MainSource or any of its Subsidiaries on the date hereof or with respect to which MainSource or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

4.14                  Books and Records.  The books and records of MainSource are, in all material respects, complete and correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of MainSource on a consolidated basis set forth in the MainSource Financial Statements.

4.15                  Broker’s, Finder’s or Other Fees.  Except for reasonable fees and expenses of MainSource’s attorneys, accountants and investment bankers, all of which shall be paid by MainSource at or prior to the Effective Time, and except as set forth in the MainSource Disclosure Schedule, no agent, broker or other Person acting on behalf of MainSource or under any authority of MainSource is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

4.16                  MainSource Securities and Exchange Commission Filings.  MainSource has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.  MainSource has made available to MBT copies of all comment letters received by MainSource from the SEC since January 1, 2008, relating to the SEC Reports, together with all written responses of MainSource thereto.  As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by MainSource, and to the knowledge of MainSource, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.17                  Community Reinvestment Act.  MainSource Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.18                  Sufficient Funds.  MainSource has, as of the date hereof, sufficient cash on hand or other sources of immediately available funds to enable MainSource to timely pay the Cash Consideration and consummate the transactions contemplated by this Agreement.

4.19                  Ordinary Course; Lack of Material Adverse Change.  From December 31, 2013 through the Closing Date, except as reflected in the MainSource SEC filings or as set forth in Schedule 4.19, each of MainSource and MainSource Bank has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change.

4.20                  Ownership of MBT Common Stock.  To its knowledge, neither MainSource nor any of its Subsidiaries, owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of MBT Common Stock.

4.21                  Reorganization.  Neither MainSource nor any of its Subsidiaries has taken any action, and MainSource is not aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE V.

COVENANTS OF MBT

MBT covenants and agrees with MainSource and covenants and agrees to cause its Subsidiaries to act as follows (and MainSource covenants and agrees with MBT as follows):

5.01                  Shareholder Approval.  MBT shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of MBT at the earliest reasonable date.  Subject to Section 5.06 hereof, the Board of Directors of MBT shall recommend to MBT’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from MBT’s shareholders.

5.02                  Other Approvals.  (a)                               MBT shall proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist MainSource in procuring upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest reasonable date.

(b)                                 MBT will use commercially reasonable efforts to obtain any required third-party consents to agreements, contracts, commitments, leases, instruments and documents described in the MBT Disclosure Schedule and to which MBT and MainSource agree are material.

(c)                                  Any materials or information provided by MBT to MainSource for use by MainSource in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03                        Conduct of Business.  (a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, MBT will not, and will cause its Subsidiaries to not, without the prior written consent of MainSource or as set forth on the MBT Disclosure Schedule:

(i)                                     make any changes in its capital stock accounts (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification);

(ii)                                  authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 3.03 hereof;

(iii)                               distribute or pay any dividends on its shares of common or preferred stock, or authorize a stock split, or make any other distribution to its shareholders, except that (A) each of the Subsidiaries may pay cash dividends to MBT in the ordinary course of business for payment of reasonable and necessary business and operating expenses of

MBT and to provide funds for MBT’s dividends to its shareholders in accordance with this Agreement, and (B) MBT may pay to its shareholders its usual and customary cash dividend of no greater than $.20 per share on an annual basis, provided that no dividend may be paid for or during the quarterly period in which the Merger is scheduled to be consummated or is consummated if, during such period, MBT shareholders will become entitled during such period to receive MainSource’s regular quarterly cash dividend on their shares of MainSource Common Stock received pursuant to this Agreement;

(iv)                              redeem any of its outstanding shares of common stock;

(v)                                 merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other Person or enter into any other similar transaction not in the ordinary course of business;

(vi)                              purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(vii)                           which consent shall be deemed received unless MainSource shall object thereto within five (5) business days after receipt of written notice from MBT to:

(A)                               renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of MBT or any Subsidiary and (y) is, or in accordance with bank regulatory definitions should be, classified as “Substandard,” “Doubtful” or “Loss,” or (z) such Loan is in an amount in excess of $100,000 and is, or in accordance with bank regulatory definitions should be, classified as “special mention”;

(B)                               make, renew or otherwise modify any Loan or Loans if immediately after making a Loan or Loans, such Person would be directly indebted to MBT or any Subsidiary in an aggregate amount in excess of $1,000,000;

(C)                               make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1- to 4-family residence with a principal balance in excess of $417,000;

(D)                               make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1- to 4-family residence with loan-to-value ratios of greater than 80% without private mortgage insurance;

(E)                                make, renew or otherwise modify any Loan which does not conform with MBT’s Credit Policy and Procedures, is in excess of $250,000 and exceeds 120 days to maturity (notice to MainSource of such proposed Loan shall set forth, with specificity, the manner in which such Loan does not conform to MBT’s General Credit Policy and Procedures); or

(F)                                 make any Loan or Loans that are a Part 365 exception;

(viii)                        except as provided in the MBT Disclosure Schedule and for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property or fixed asset constituting a capital investment in excess of $25,000 individually or $100,000 in the aggregate;

(ix)                              make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of MBT or any Subsidiary to dispose freely of such investment at any time; subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, pledges or liens required to be granted in connection with acceptance by MBT or any Subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

(x)                                 except as contemplated by this Agreement, promote to a new position (other than in the ordinary course of business except with respect to a promotion to a senior officer position) or increase the rate of compensation, or enter into any agreement to promote to a new position (other in the ordinary course of business except with respect to a promotion to a senior officer position) or increase the rate of compensation, of any director, officer or employee of MBT or any Subsidiary, modify, amend or institute new employment policies or practices (other than as may be necessary or appropriate to comply with applicable laws or other regulatory requirements), or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of MBT or any Subsidiary;

(xi)                              except as contemplated by this Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of MBT or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

(xii)                           amend, modify or restate MBT’s or any of its Subsidiaries organizational documents from those in effect on the date of this Agreement and as delivered to MainSource;

(xiii)                        give, dispose of, sell, convey or transfer, assign, hypothecate, pledge or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or the assets (other than in the ordinary course consistent with past practice) of MBT or any of its Subsidiaries, or enter into any agreement or commitment relative to the foregoing;

(xiv)                       fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(xv)                          issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of MBT or any of its Subsidiaries;

(xvi)                       borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $25,000, except for obligations disclosed within this Agreement or the MBT Disclosure Schedule, FHLB advances, Federal Funds purchased by Merchants, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the MBT Financial Statements or the Subsequent MBT Financial Statements (as defined below);

(xvii)                    open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, other than as disclosed in the MBT Disclosure Schedule;

(xviii)                 pay or commit to pay any management or consulting or other similar type of fees other than as disclosed in the MBT Disclosure Schedule;

(xix)                       change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax law requirements, changes in GAAP or regulatory accounting principles or as required by MBT’s independent auditors or its regulatory authorities;

(xx)                          change in any material respect its underwriting, operating, investment or risk management or other similar policies of MBT or any of its Subsidiaries, except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

(xxi)                       make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

(xxii)                    enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(vii) hereof and legal, accounting and other fees related to the Merger) requiring payments by MBT or any of its Subsidiaries which exceed $50,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

(b)                                              On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of MBT and its Subsidiaries shall: (i) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (ii) use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and Persons having business dealings with it; (iii) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (iv) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of its business; and (v) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a Material Adverse Effect on MBT.

5.04                  Insurance.  MBT and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by MBT or its Subsidiaries as of the date of this Agreement.

5.05                  Accruals for Loan Loss Reserve and Expenses.  (a)  Prior to the Effective Time, MBT shall, and shall cause its Subsidiaries, to make, consistent with GAAP and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as MBT and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)                                 MBT recognizes that MainSource may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances).  Subject to applicable law (including without limitation the rules and regulations of the U.S Department of Justice and Federal Trade Commission guidelines regarding pre-merger information exchange between competitors, applicable banking laws and regulations and GAAP), and in a manner that is not inconsistent with MBT’s need to operate its business in the ordinary course consistent with past practices, from and after the date hereof MBT shall consult and cooperate in good faith with MainSource with respect to conforming the loan and accounting policies and practices of MBT to those policies and practices of MainSource for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from MainSource to MBT, based upon such consultation and subject to the conditions in Section 5.05(d).

(c)                                  Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), MBT shall consult and cooperate in good faith with MainSource with respect to determining, as reasonably specified in a written notice from MainSource to MBT, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of MBT’s expenses of the Merger.

(d)                                 Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), MBT shall consult and cooperate in good faith with MainSource to (i) make such conforming entries to conform the loan and accounting policies and practices of MBT to the policies and practices of MainSource as contemplated in Section 5.05(b) above and (ii) recognize MBT’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by MainSource as contemplated in Section 5.05(c) above, but in no event prior to the 5th day next preceding the Closing Date and only after MainSource acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to MBT that MainSource will at the Effective Time deliver to MBT the certificate contemplated in Section 7.02(g).

(e)                                  MBT’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.05(d).

5.06                  Acquisition Proposals.  (a)  MBT will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives (including Boenning) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal (as defined below).  During the period from the date of this Agreement through the Effective Time, MBT shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which MBT or any of its Subsidiaries is a party (other than any involving MainSource).

(b)                                 Except as permitted in this Section 5.06, MBT shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives (including Boenning) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by MBT’s shareholders, if MBT receives a bona fide Acquisition Proposal that the MBT Board of Directors determines in good faith constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of MBT’s obligations under this Section 5.06, MBT may furnish, or cause to be furnished, non-public information with respect to MBT and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to MainSource prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the MBT Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to MBT’s shareholders under applicable law and (B) prior to taking such action, MBT has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06(a) by any representative (including Boenning) of MBT or its Subsidiaries shall be a breach of this Section 5.06 by MBT.

(c)                                  Neither the MBT Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to MainSource or propose to withdraw or modify in a manner adverse to MainSource (or take any action inconsistent with) the recommendation by the MBT Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit MBT or Merchants to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of MBT’s shareholders to approve the Merger, the MBT Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change; provided, that the MBT Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of MBT under applicable Law, and provided, further, that the MBT Board of Directors may not effect such an Adverse Recommendation Change unless (A) the MBT Board shall have first provided prior written notice to MainSource (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five business day period) and (ii) MainSource does not make, within five business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the MBT Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the MBT Board’s fiduciary duties to the shareholders of MBT under applicable law.  MBT agrees that, during the five business day period prior to its effecting an Adverse Recommendation Change, MBT and its officers, directors and representatives shall negotiate in good faith with MainSource and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by MainSource.

(d)                                 In addition to the obligations of MBT set forth in paragraphs (a), (b) and (c) of this Section 5.06, MBT shall as promptly as possible, and in any event within two business days after MBT first obtains knowledge of the receipt thereof, advise MainSource orally and in writing of (i) any Acquisition Proposal or any request for information that MBT reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry MBT reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to MBT any material change, modification or development to a previously made offer or letter of intent or any other material development occurs, MBT (or its outside counsel) shall (A) advise and confer with MainSource (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide MainSource with true, correct and complete copies of any document or communication related thereto.

(e)                                  Nothing contained in this Section 5.06 shall prohibit MBT from at any time taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or from making any other disclosure to its shareholders or in any other regulatory filing if, in the good faith judgment of the MBT Board of Directors, after consultation with its outside counsel, failure to so disclose would be reasonably likely to result in a breach of their or MBT’s obligations under applicable law.

(f)                                   For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of MBT and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of MBT or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of MBT or any of its Subsidiaries; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving MBT, Merchants or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of MBT, Merchants, or any of MBT’s other Subsidiaries or of any resulting parent company of MBT or Merchants.  For purposes of this Section 5.06 only, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.

(g)                                  For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the MBT Board determines in good faith (after having received the advice of its financial advisors and outside legal counsel), to be (i) more favorable to the shareholders and other constituencies of MBT, including, but not limited to, from a financial point of view, than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial  terms of this Agreement proposed by MainSource in response to such offer or otherwise)) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.

5.07                  Press Releases.  Unless prior notice and comment is not possible or practicable as the result of applicable law or any listing or exchange rule, neither MBT nor MainSource will issue any press or news releases or make any other public announcements or disclosures relating to the Merger without providing a final copy of such press or news release to the other party and providing such party with a reasonable opportunity to comment on such press or news release.

5.08                  Material Changes to Disclosure Schedules.  MBT shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the MBT Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the MBT Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of MBT contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the MBT Disclosure Schedule unless MainSource shall have first consented in writing with respect thereto.

5.09                  Access; Information.  (a)  MainSource and MBT, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. MainSource and MBT, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of MBT or MainSource or either of their Subsidiaries. Upon request, MBT and MainSource will furnish the other party or its representatives or agents, their attorneys’ responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by MainSource or MBT which has been or is developed by the other party, its auditors, accountants or attorneys (provided, with respect to attorneys, such disclosure would not result in the waiver by the other party of any claim of attorney-client privilege), and will permit MainSource or MBT or their representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for MBT or MainSource, as applicable, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to MainSource or MBT or its representatives or agents, as applicable. No investigation by MainSource or MBT shall affect the representations and warranties made by MBT or MainSource herein. Any confidential information or trade secrets received by MainSource, MBT or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by MainSource or MBT, as applicable, or at MainSource’s or MBT’s request, returned to MainSource or MBT, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof. Additionally, any confidential information or trade secrets received by MainSource or MBT, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.09 hereof). This Section 5.09 will not require the disclosure of any information to MainSource or MBT which would be prohibited by law. The ability of MainSource or MBT to consult with any tax advisor (including a tax advisor independent from all other entities involved in the transactions contemplated hereby) shall not be limited by this Agreement in any way, provided that any such tax advisor is otherwise subject to and is bound by this Section 5.09. Notwithstanding anything herein to the contrary (other than the preceding sentence), except as reasonably necessary to comply with applicable securities laws, MainSource and MBT (and each employee, representative or agent of MainSource and MBT) may disclose to any and all Persons, without limitation of any kind, the tax treatment (as defined in Treas. Reg. § 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are or have been provided to MainSource or MBT relating to such tax structure, provided that, in the case of any materials that contain information other than the tax treatment or tax structure of the transactions contemplated hereby (including, but not limited to, any information relating to the pricing or any cost of the transactions contemplated hereby or the identity of any party to the transactions contemplated hereby), this sentence shall apply to such materials only to the extent that such materials contain the tax treatment or tax structure of the transactions contemplated hereby and MainSource and MBT shall take all action necessary to prevent the disclosure of such other information as otherwise provided herein. The immediately preceding sentence shall not be effective until the earliest of (a) the date of the public announcement of discussions relating to any of the transactions contemplated hereby, (b) the date of the public announcement of any of the transactions contemplated hereby or (c) the date of the execution of an agreement, with or without conditions, to enter into any of the transactions contemplated hereby.

(b)                                 Beginning on the date of this Agreement, the President of MainSource, or his designee, shall be entitled to receive notice of and to attend solely as an observer, all regular and special meetings of the Board of Directors and all committees of MBT and its Subsidiaries, including, without limitation, the loan committee, investment committee, executive committee, personnel committee, and any other committee of MBT and its Subsidiaries, except that any such person shall be excluded from the portion of any meeting where this Agreement, the transactions contemplated by this Agreement or any other confidential information required by law not to be disclosed to such person are being discussed.

5.10                  Financial Statements.  As soon as reasonably available after the date of this Agreement, MBT will deliver to MainSource any additional audited consolidated financial statements which have been prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of MBT prepared for its internal use, Merchants Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, “Subsequent MBT Financial Statements”). The

Subsequent MBT Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP, to the extent required, and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or year-end adjustments). The Subsequent MBT Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect. As soon as internally available after the date of this Agreement, MainSource will deliver to MBT any additional audited consolidated financial statements which have been prepared on its behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of MainSource (collectively, “Subsequent MainSource Financial Statements”).  The Subsequent MainSource Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or year-end adjustments). The Subsequent MainSource Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

5.11                  Environmental.  (a) If requested by MainSource, MBT will cooperate with MainSource for its conduct, by a consulting firm of its choice and at MainSource’s sole cost, of a phase one environmental site assessment on any or all real property owned by MBT or any of its Subsidiaries as of the date of this Agreement, and any real property acquired by MBT or any of its Subsidiaries after the date of this Agreement.  MainSource shall be responsible for the costs of the phase one environmental assessments.  Subject to provisions below, if requested by MainSource, based upon the results of a phase one environmental assessment, MBT will cooperate with MainSource for its conduct, by a consulting firm of MainSource’s choice and at MainSource’s sole cost, of a phase two environmental investigation on any or all real property owned by MBT or any of its Subsidiaries as of the date of this Agreement, and any real property acquired by MBT or any of its Subsidiaries after the date of this Agreement; provided, however, that (i) MainSource’s request shall identify the specific consultant to conduct the work, the scope of work for the investigation of each property (which shall be reasonable given the results of the applicable phase one assessment), and the insurance coverage for such work (which shall be reasonable and customary), (ii) all such work shall be conducted at times and places reasonably acceptable to MBT so as to not impair its business operations or properties, and (iii) MainSource indemnifies and holds harmless MBT and its Subsidiaries and affiliates for all liabilities, claims, judgments, damages, and expenses arising from or related to the work conducted by MainSource’s contractor, and shall cause the properties investigated (and any other properties impacted by the work) to be repaired and returned to their pre-investigation condition.

(b)                                 If the environmental consultant’s good faith estimate, based upon the results of the environmental studies and other diligence conducted by the environmental consultant, of the dollar amount, if any, that MBT and its Subsidiaries would be required to expend under applicable Environmental Laws for clean-up, remediation and penalties arising from Hazardous Substances on or emanating from MBT or its Subsidiaires’ owned real properties which have been subject to the phase two investigations described in Section 5.11(a) above, is in excess of $300,000, then MainSource shall have the right to terminate this Agreement pursuant to Section 8.01(c)(iv), which termination shall be MainSource’s sole remedy in such event.

5.12                  Governmental Reports and Shareholder Information.  Promptly upon its becoming available, and only to the extent permitted by applicable law and regulation, MBT shall furnish to MainSource one (1) copy of each financial statement, report, notice, or proxy statement sent by MBT to any Governmental Authority or to MBT’s shareholders generally, and of any order issued by any Governmental Authority in any proceeding to which MBT is a party.  For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

5.13                  Adverse Actions.  MBT shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.01(a), (b) the Merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Code, (c) any of the conditions to the Merger set forth in Article VII not being satisfied, (d) a material violation of any provision of this Agreement or (e) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.14                  Employee Benefits.  Neither the terms of Section 6.03 hereof nor the provision of any employee benefits by MainSource or any of its Subsidiaries to employees of MBT or any of its Subsidiaries shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of MBT or any of its Subsidiaries; or (b) prohibit or restrict MainSource or its Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

5.15                  Disposition Welfare Benefit and Code Section 125 Plans.  All welfare benefit (health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by MBT shall continue as separate plans after the Effective Time, until such time as MainSource determines, in its sole discretion, that it will terminate any or all of such plans.

As of the Effective Time MBT shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to MainSource and to provide MainSource all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist MainSource in the administration of such plans.

From the date of this Agreement through the Effective Time, MBT shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under MBT’s fully insured welfare benefit plans; (iii) accrue, as an expense, in accordance with past practice, monthly amounts to be used to satisfy claims under any self-insured welfare benefit plan and (iii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from their compensation.

As of the date of any future termination of the MBT cafeteria plan, the balances in any health and dependent care flexible spending accounts thereunder shall be transferred to the MainSource cafeteria plan, and the benefit and compensation deferral elections in effect at that time shall be continued under the MainSource cafeteria plan, subject to subsequent changes as provided in the MainSource plan.  All benefit payments related to the transferred balances shall be made in accordance with the MainSource cafeteria plan.

5.16                  Nonqualified Plans.  MBT or any Subsidiary, as applicable, shall terminate each nonqualified deferred compensation plan for employees and/or directors sponsored by MBT or any Subsidiary in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B).  Accrued benefits under the plans will be distributed in accordance with the terms of the plans and Code Section 409A.

5.17                  MBT Incentive Plans.  MBT or any Subsidiary shall continue all incentive and/or bonus plans through the end of the calendar month prior to the Closing Date.  A prorated portion of incentive or bonus compensation based on performance of prorated achievement of performance metrics under those plans as of the end of the calendar month prior to the Closing Date shall be paid in a lump sum no later than the day immediately prior to the Closing Date, unless historically the incentive or bonus compensation has been paid sooner, in which case it will be paid at the same time as historical practice.  Effective September 2, 2014, employees of MBT or any Subsidiary who are covered by an incentive and/or bonus plan will continue to be covered by either a MBT or Subsidiary incentive or bonus plan, or a MainSource or MainSource subsidiary incentive or bonus plan, as determined by MainSource in its sole discretion.  To the extent MainSource determines not to cover any MBT or Subsidiary employee under a MBT or Subsidiary incentive or bonus plan, that plan will be terminated effective as of the later of the date of such determination or September 2, 2014.

5.18                  MBT KSOP.  (a)  MBT shall take any such actions as are necessary at or prior to the Effective Time to ensure that (i) all MBT and ERISA Affiliate employees and former employees who are participants in the MBT KSOP at the Closing have the opportunity to complete a participant direction form and to direct the MBT KSOP trustee to vote MBT Common Stock allocated to their MBT KSOP accounts with respect to the Merger, and (ii) the MBT KSOP trustee has the authority necessary to sell or exchange the MBT Common Stock held by the MBT KSOP and to otherwise participate in the transactions contemplated by this Agreement.

(b)                                 MBT, pursuant to the applicable provisions of the MBT KSOP, shall (i) terminate the MBT KSOP effective as of a date that is not later than the day before the Closing Date, and (ii) shall amend  the MBT KSOP effective as of a date that is not later than the plan termination date to provide that no distributions of accrued benefits shall be made from the MBT KSOP, or its related employee benefit trust, subsequent to the plan termination date and until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the plan termination does not adversely affect the plan’s qualification for favorable income tax treatment under the Code, other than distributions required by the terms of the plan to be made upon the retirement, death, disability, or termination of employment of a plan participant, or any other event other than the plan termination that requires a distribution of plan benefits from the plan.

(c)                                  MBT agrees that prior to the Closing Date it shall file, or cause to be filed, with the Internal Revenue Service an application for a favorable determination upon plan termination (IRS Form 5310) requesting the issuance to MBT of the favorable determination letter described in the preceding paragraph (b).

(d)                                 MBT agrees to take such actions as may be necessary to ensure that no violation of ERISA or the Code occurs in the termination of the MBT KSOP, the MBT KSOP’s sale or exchange of the MBT Common Stock held by the MBT KSOP, or the transactions contemplated by this Agreement, that cannot be cured to the satisfaction of the Service or the Department.

(e)                                  MBT may make any amendments to the MBT KSOP at or prior  to the Effective Time to maintain its qualified status under Section 401(a) of the Code; provided, however, that: (i) no such amendment shall require or have the effect of requiring MainSource to make any contributions to the MBT KSOP after the Effective Time (other than contributions accrued as of the Effective Time); (ii) no such amendments shall require or have the effect of requiring MBT or its Subsidiaries to make any contributions to the MBT KSOP at or prior to the Effective Time in addition to any contributions that otherwise would be required; (iii) any such amendment shall be conditioned upon its not having an adverse effect upon the qualified status of the MBT KSOP under Section 401(a) of the Code; and (iv) no such amendment shall require or have the effect of requiring the continuation of the MBT KSOP after the Effective Time; provided, however, that nothing in this Section 5.18 shall prohibit MBT from making, in a manner consistent with MBT’s past custom or practice, a matching contribution to the MBT KSOP with respect to participant elective deferrals made prior to the Effective Time and, to the extent determined to be necessary by MBT’s Board and approved by MainSource, which approval shall not be unreasonably withheld, adopting any amendment to the MBT KSOP consistent herewith.

(f)                                   MBT shall make no contributions to the MBT KSOP between the date of this Agreement and the Effective Time other than such as may be required to maintain the tax-qualified status of the MBT KSOP or as otherwise provided herein.

(g)                                  With respect to MBT Common Stock allocated to the accounts of each MBT KSOP participant, said participants shall be entitled to direct the MBT KSOP trustee to vote stock allocated to their accounts in the MBT KSOP on the approval and adoption of this Agreement.  Unallocated MBT Common Stock held by the MBT KSOP shall be voted by the MBT KSOP trustee as provided in the MBT KSOP.

(h)                                 MBT shall continue in full force and effect, until the completion of the termination and distribution of assets of the MBT KSOP: (i) the fidelity bond, if any, issued to MBT as described in ERISA Section 4.12; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the MBT KSOP.

(i)                                     On and after the date of this Agreement, and until the earlier of (i) the date, to be determined by MainSource, that the MBT KSOP is terminated and all assets of the MBT KSOP are distributed to participants pursuant to Section 5.18(b) above or (ii) the date on which this Agreement is terminated, but not later than the day before the Effective Time:

(i)                                     MBT shall continue to sponsor the MBT KSOP in accordance with its terms and conditions, as set forth in its plan and trust document as of the date of this Agreement, and in accordance with the requirements of this Section and applicable law;

(ii)                                  MBT shall continue to fund all employee and employer contributions to the MBT KSOP which are required during this time period. However, except as provided in subsection (e) above, MBT may only make discretionary employer contributions after receipt of written approval from MainSource, which approval shall not be unreasonably withheld if the amount of any discretionary employer contributions are not in excess of the discretionary employer contributions made by MBT to the MBT KSOP during the last plan year;

(iii)                               neither MBT nor its Subsidiaries shall amend, or cause an amendment of, the MBT KSOP without the prior written consent of MainSource, except for any amendment which is required by Section 5.18(b) above or is necessary to maintain the qualification of the MBT KSOP and its related employee benefit trust for favorable income tax treatment under Sections 401(a) and 501(a) of the Code, respectively, or as otherwise required by law, regulations, the Service or the Department;

(iv)                              MBT shall not terminate or agree to the termination of the appointment of any fiduciary as defined in ERISA with respect to the MBT KSOP without the prior written consent of MainSource, which consent shall not be unreasonably withheld, except for any termination attributable to a breach by such fiduciary of any fiduciary duty imposed on the fiduciary under ERISA, or any termination of a fiduciary who is an employee of MBT and whose employment by MBT is terminated; and

(v)                                 neither MBT nor its Subsidiaries shall terminate, agree to the termination of, or cause the termination of any agreement with any service provider providing services to the MBT KSOP as of the date of this Agreement without the prior written consent of MainSource, which consent shall not be unreasonably withheld, except for any termination attributable to a breach by such service provider of its service agreement.

5.19                  Letter Agreements.  As of the Effective Time, MBT shall take such action with respect to each of the Letter Agreements dated November 25, 2013, between it and the individuals specified in Schedule 5.19 of the MBT Disclosure Schedule (the “Letter Agreements”) to terminate each Letter Agreement, including amending each Letter Agreement to provide for the payment of all benefits at closing and the full and complete release by each holder of a Letter Agreement of any claims related to the Letter Agreement against MBT or MainSource.  Schedule 5.19 of the MBT Disclosure Schedule is a list of each such Letter Agreement and the total amounts payable pursuant to each such Letter Agreement.

5.20                  Data Processing Agreement.  Prior to the Effective Time, MBT shall take such action with respect to its data processing agreement with Jack Henry to terminate such agreement effective as of the Effective Time or such other date as MainSource shall indicate in a writing to MBT.  Schedule 5.20 of the MBT Disclosure Schedule is MBT’s best estimate as of the date of this Agreement of the total termination payment necessary to terminate such agreement, including the calculation used to arrive at such best estimate.

5.21                  Written Opinion of Financial Advisor   MBT shall take action to cause Boenning to provide within 10 days after the date of this Agreement Boenning’s written fairness opinion that the Merger Consideration is fair to the shareholders of MBT from a financial point of view as of the date of this Agreement.

5.22                  MBT KSOP Fairness Opinion.  MBT shall take action to cause the trustee of the MBT KSOP to engage an independent valuation firm to issue an option as to whether the Merger Consideration is fair to the MBT KSOP from a financial point of view and constitutes fair market value for the purpose of ERISA Section 3(18), and shall provide, prior to the Closing Date, a copy of such written fairness opinion to MainSource.

ARTICLE VI.

COVENANTS OF MAINSOURCE

MainSource covenants and agrees with MBT as follows:

6.01                  Approvals.  MainSource shall have primary responsibility for the preparation, filing and costs of all bank regulatory applications required for consummation of the Merger, and shall file such applications within 30 days after the execution of this Agreement.  MainSource shall provide copies of all non-confidential portions of all applications to MBT prior to filing so as to provide MBT and its counsel sufficient time (not to exceed 5 business days) to review and comment thereon.  MainSource shall provide to MBT’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications.  MainSource shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to MainSource, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

6.02                  SEC Registration.  (a)  MainSource shall file with the SEC as promptly as practicable and in the most expeditious manner practicable a Registration Statement on an appropriate form under the 1933 Act covering the shares of MainSource Common Stock to be issued pursuant to this Agreement and shall use commercially reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to MainSource and MBT, prepared for use in connection with the meeting of shareholders of MBT referred to in Section 5.01 hereof, all in accordance with the rules and regulations of the SEC.  MainSource shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of MainSource Common Stock.

(b)                                 Any materials or information provided by MainSource for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

(c)                                  MainSource will list for trading on the NASDAQ Global Market (subject to official notice of issuance) prior to the Effective Time the shares of MainSource Common Stock to be issued in the Merger.

6.03                  Employee Benefit Plans.

(a)                                 Except as otherwise provide in Section 6.03(h) and 6.03(i) below, MainSource shall make available to the officers and employees of MBT or any Subsidiary who continue as employees of MBT or any Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits, including severance benefits, on substantially the same terms and conditions as MainSource offers to similarly situated officers and employees.  Continuing Employees will receive credit for prior service with MBT or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of MainSource and its Subsidiaries. To the extent that MainSource determines, in its sole discretion, that MBT’s employee benefit plans should be terminated, Continuing Employees shall become eligible to participate in MainSource’s employee benefit plans as soon as reasonably practicable after the plan termination.  In the event that MainSource determines, in its sole discretion, to terminate the MBT health plan, retirees of MBT and any Subsidiary who are participating in the MBT health plan as of the date it is terminated (“Eligible Retirees”) will be eligible to participate in the MainSource health plans in accordance with terms of the MainSource health plans.  Continuing Employees who become covered under the health or dental plans of MainSource, shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of MainSource or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of MBT.  Eligible Retirees who become covered under the health plans of MainSource shall not be subject to any waiting periods or additional pre-existing condition limitations under the health plans of MainSource or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health plan of MBT.  To the extent that the initial period of coverage for Continuing Employees or any Eligible Retirees under any such MainSource employee benefit plans is not a full 12-month period of coverage, Continuing Employees and any Eligible Retirees shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees and any Eligible Retirees under the corresponding MBT plan during the balance of such 12-month period of coverage provided that MainSource can obtain, in a manner satisfactory to MainSource, as determined in its sole discretion, the necessary data and provided that the insurer agrees.  In the event the insurer does not agree, MainSource shall take all action necessary to ensure that Continuing Employees and Eligible Retirees do not lose the value of the deductibles and co-insurance payments whether that be by continuing the MBT health plan through the end of the applicable plan year or otherwise.

(b)                                 As of the Effective Time, subject to applicable law and the requirements of the MainSource Financial Group, Inc. Employee Stock Ownership and Savings Plan (“MainSource

KSOP”), MainSource shall amend as necessary the MainSource KSOP so that, (i) from and after the Effective Time,  Continuing Employees will accrue benefits pursuant to the MainSource KSOP, and (ii) Continuing Employees participating in the MainSource KSOP shall receive credit for eligibility and vesting purposes, for the service of such employees with MBT and its Subsidiaries or their predecessors prior to the Effective Time, as if such service were with MainSource or its Subsidiaries.

(c)                                  In accordance with Section 6.03(a) hereof, after the Effective Time, MainSource shall continue to maintain all MBT Plans that are employee welfare benefit and cafeteria plans currently in effect at the Effective Time, until such time as MainSource determines, in its sole discretion, to modify or terminate any or all of those plans.  Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(d)                                 All Continuing Employees shall be subject to MainSource’s PTO policy as of the Effective Time, with credit for prior years of service at MBT and its Subsidiaries.

(e)                                  After the Effective Time, mileage for Continuing Employees’ business-related travel shall be reimbursed according to MainSource’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.

(f)                                   After the Effective Time, MBT’s sick time policy shall terminate and all Continuing Employees shall be subject to MainSource’s PTO policy.  Continuing Employees will be given credit under MainSource’s PTO policy for any vacation time accrued during 2014 but unused under MBT’s vacation policy determined as of the Effective Time. Continuing Employees will begin accruing paid time off under MainSource’s PTO policy as of the Effective Time.

(g)                                  Until the Effective Time, MBT or a Subsidiary of MBT, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time.  MainSource or a MainSource Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of MBT or a Subsidiary of MBT who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of MBT or a Subsidiary of MBT who incurs a qualifying event before the Effective Time.

(h)                                 Except for the individuals set forth on Schedule 5.19, those employees of MBT or its subsidiaries as of the Effective Time whom MainSource or its subsidiaries elect not to employ after the Effective Time or employ but then terminate within six months after the Effective Time (“Separated Employees”) shall be entitled to severance benefits equal to two weeks of pay for each year of service, subject to a minimum package equal to four weeks of pay and a maximum package equal to 26 weeks of pay.  All Continuing Employees shall be entitled to severance benefits equal to those provided by MainSource from time to time to its employees.  For purposes of determining each Continuing Employee’s length of service, each Continuing Employee shall receive credit for years of service with MBT or its subsidiaries, or their predecessors.  Nothing in this Section 6.03(h) shall be deemed to limit or modify MainSource’s at-will employment policy.

(i)                                     The individuals set forth on Schedule 5.19 who become Continuing Employees will not be entitled to severance benefits if such individual’s employment is terminated within the first six consecutive calendar month period following the Closing Date.  If such individual’s employment is terminated during the second six consecutive calendar month period following the Closing Date, the individual will be entitled to severance benefits equal to two weeks of pay for each year of service, subject to a minimum package equal to four weeks of pay and a maximum package equal to 26 weeks of pay.  Such individuals will receive credit for years of service with MBT or its subsidiaries, or their predecessors for the purpose of determining their length of service.  If such individual’s employment is terminated following twelve consecutive calendar months after the Closing Date, the individual will be entitled to severance benefit equal to those provided by MainSource from time to time to its employees.  Nothing in this Section 6.03(i) shall be deemed to limit or modify MainSource’s at-will employment policy.

6.04                  Adverse Actions.  MainSource shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.02(b), (b) the Merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Code, (c) any of the conditions to the Merger set forth in Article VII not being satisfied, (d) a material violation of any provision of this Agreement, (e) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation, or (f) make, declare, pay or set aside for payment any extraordinary or special dividends or distributions on any shares of its capital stock, or amend the MainSource Articles of Incorporation or By Laws or any of the governing documents in a manner that would adversely affect the economic or other benefits of the Merger to the holders of the MainSource Common Stock.

6.05                  D&O Insurance.  MainSource shall cause the individuals serving as officers and directors of MBT and Merchants immediately before the Effective Time to be covered for a period of five (5) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by MBT (provided that MainSource may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time.

6.06                  Advisory Board.  Within 90 days following the Effective Time, MainSource shall create an advisory board and shall consider appointing certain of the current directors of MBT to serve on such advisory board.  Advisory Board members shall receive usual and customary fees paid to other MainSource advisory board members for their service.

6.07                  Material Changes to MainSource Disclosure Schedules.  MainSource shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the MainSource Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the MainSource

Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of MainSource contained herein materially incorrect, untrue or misleading.  No such supplement, amendment or update shall become part of the MainSource Disclosure Schedule unless MBT shall have first consented in writing with respect thereto.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01                  MainSource.  The obligation of MainSource to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by MainSource:

(a)                                 Representations and Warranties at Effective Time.  Each of the representations and warranties of MBT contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of MBT, except for Section 3.03(a) hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of MBT, has had or would result in a Material Adverse Effect on MBT.

(b)                                 Covenants.  Each of the covenants and agreements of MBT shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)                                  Deliveries at Closing.  MainSource shall have received from MBT at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to MainSource, set forth in Section 10.02(b) hereof.

(d)                                 Registration Statement Effective.  MainSource shall have registered its shares of MainSource Common Stock to be issued to shareholders of MBT in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by MainSource. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)                                  Regulatory Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of MainSource reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on MBT or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that MainSource would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(f)                                   Shareholder Approval.  The shareholders of MBT shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation, and the Dissenting Shares shall represent no more than ten percent (10%) of the outstanding shares of MBT Common Stock.

(g)                                  Officers’ Certificate.  MBT shall have delivered to MainSource a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i)  the representations and warranties of MBT contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a) above; (ii) all the covenants of MBT have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) MBT has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h)                                 Tax Opinion.  The Board of Directors of MainSource shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to MainSource, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under Section 368(a) of the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of MBT, except with respect to cash received by the shareholders of MBT as Cash Consideration and/or for fractional shares resulting from application of the Exchange Ratio pursuant to Section 2.03 hereof.  In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)                                     280G.  MainSource shall have received a calculation, in a form reasonably satisfactory to MainSource and certified by MBT’s chief executive officer and chief financial officer, demonstrating that any amounts that are paid by MBT before the Effective Time, or required under MBT’s Plans or this Agreement to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of MBT, its Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(j)                                    Material Proceedings.  None of MainSource, MBT, or either of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(k)                                 Listing.  The shares of MainSource Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(l)                                     Loan Loss Reserve.  MBT and its subsidiaries shall have complied with the requirements of Section 5.05 of this Agreement.

7.02                  MBT.  The obligation of MBT to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by MBT:

(a)                                 Representations and Warranties at Effective Time.  Each of the representations and warranties of MainSource contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of MainSource shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of MainSource, has had or would result in a Material Adverse Effect on MainSource.

(b)                                 Covenants.  Each of the covenants and agreements of MainSource shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)                                  Deliveries at Closing.  MBT shall have received from MainSource at the Closing the items and documents, in form and content reasonably satisfactory to MBT, listed in Section 10.02(a) hereof.

(d)                                 Registration Statement Effective.  MainSource shall have registered its shares of MainSource Common Stock to be issued to shareholders of MBT in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by MainSource. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)                                  Regulatory Approvals.  All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f)                                   Shareholder Approvals.  The shareholders of MBT shall have approved and adopted this Agreement as required by applicable law and such entity’s Articles of Incorporation.

(g)                                  Officers’ Certificate.  MainSource shall have delivered to MBT a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i)  the representations and warranties of MainSource contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of MainSource have been complied with in all material respects from the date of this Agreement through and as of the Effective Time;

and (iii) MainSource has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h)                                 Tax Opinion.  The Board of Directors of MBT shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to MBT, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under Section 368(a) of the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of MBT, except with respect to cash received by the shareholders of MBT as Cash Consideration and/or for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof.  In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)                                     Listing.  The shares of MainSource Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(j)                                    Material Proceedings.  None of MainSource, MBT, or any Subsidiary of MainSource or MBT, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

ARTICLE VIII.

TERMINATION OF MERGER

8.01                  Termination.  This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a)                                 by the mutual written consent of MainSource and MBT;

(b)                                 by either of MBT or MainSource by written notice to the other:

(i)                                     if the Agreement and the Merger are not approved by the requisite vote of the shareholders of MBT at the meeting of shareholders of MBT contemplated in Section 5.01;

(ii)                                  if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable or if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial has become final and non-appealable; or

(iii)                               if the consummation of the Merger shall not have occurred on or before December 31, 2014 (the “Outside Date”), except as extended by mutual agreement of the parties; provided that the right to terminate this Agreement under this Section 8.01(b)(iv) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date;

(c)                                  by written notice from MainSource to MBT, if:

(i)                                     any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii)                                  MBT breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by MBT within 20 business days after MBT’s receipt of written notice of such breach from MainSource;

(iii)                               there has been a Material Adverse Effect on MBT on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement; or

(iv)                              MainSource elects to exercise its right to terminate pursuant to Section 5.11;

(d)                                 by written notice from MBT to MainSource if:

(i)                                     any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii)                                  MainSource breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by MainSource within 20 business days after MainSource’s receipt of written notice of such breach from MBT;

(iii)                               there has been a Material Adverse Effect on MainSource on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement; or

(iv)                              MBT intends to enter into an agreement relating to a Superior Proposal in accordance with Section 5.06; provided, however, that MBT has (i) not materially breached the provisions of Section 5.06, and (ii) complied with its payment obligation under Section 8.02(b).

(e)                                  by written notice of MainSource to MBT:

(i)                                     if the MBT Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

(ii)                                  in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;

(iii)                               if the MBT Board shall approve any Acquisition Proposal or publicly recommend that the holders of MBT Common Stock accept or approve any Acquisition Proposal;

(iv)                              if MBT shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal; or

(v)                                 if the MBT Board fails to publicly reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within five business days of a written request by MainSource to provide such reaffirmation;

(f)                                   by written notice by MainSource to MBT if a quorum could not be convened at the meeting of shareholders of MBT contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date; or

(g)                                  by written notice of MBT to MainSource if, and only if both of the following conditions are satisfied at any time during the five day period commencing on the Determination Date, such termination to be effective on the tenth day following the Determination Date:

(i)                                     the MainSource Market Value on the Determination Date is less than $13.69; and

(ii)                                  the number obtained by dividing the MainSource Market Value by the Initial MainSource Market Value shall be less than the Index Ratio minus 0.15;

Subject, however, to the following three sentences.  If MBT elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to MainSource.  During the five business day period commencing with its receipt of such notice, MainSource shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of the Initial MainSource Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.15 and the denominator of which is equal to the MainSource Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial MainSource Market Value by the MainSource Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80.  If within such five business day period, MainSource delivers written notice to MBT that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies MBT of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).”

“Final Index Price” means the average of the daily closing value of the Index for the ten consecutive trading days immediately preceding the Determination Date.”

“Index” means the KBW Regional Banking Index or, if such Index is not available, such substitute or similar Index as substantially replicates the KBW Regional Banking Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial MainSource Market Value” means $17.11, adjusted as indicated in the last sentence of this Section 8.01(g).

“Initial Index Price” means $75.36, the closing value of the Index on February 24, 2014.

“MainSource Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of MainSource Common Stock as reported on the NASDAQ Global Market for the ten (10) consecutive trading days immediately preceding such specified date.

8.02        Effect of Termination.  (a)  Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of MainSource or MBT and each of their respective directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in this Section 8.02 and Section 11.11, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a), except for the fees payable pursuant to subsections (b), (c) or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b)           MBT shall pay to MainSource an amount in cash equal to $1,400,000 (the “Termination Fee”) if:

(i)            this Agreement is terminated by MainSource pursuant to Section 8.01(e); or

(ii)           this Agreement is terminated by either party pursuant to Section 8.01(b)(i) and (A) prior to the date of such termination, an Acquisition Proposal was received by MBT and made known to the shareholders of MBT or publicly available, and (B) prior to the date that is twelve months after such termination, MBT or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated;

provided, however, that in such case MBT shall only be liable to pay MainSource the amount of the Termination Fee less the amount of any MainSource Expenses previously paid to MainSource pursuant to Section 8.02(d) by MBT; or

(iii)          this Agreement is terminated by either party pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve months after such termination, MBT or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.

(c)           For the avoidance of doubt, if multiple termination events occur under Section 8.02(b) that trigger payment of the Termination Fee, MBT shall only be liable to pay the Termination Fee one time.  Any fee due under Section 8.02(b) shall be paid by MBT by wire transfer of same day funds:

(i)            in the case of Section 8.02(b)(i), concurrently with such termination; and

(ii)           in the case of Section 8.02(b)(ii) or Section 8.02(b)(iii), on the earlier of the date MBT enters into such Acquisition Agreement or consummates such Acquisition Proposal.

(d)           In the event that MBT owes the Termination Fee to MainSource pursuant to Section 8.02(b), then the payment of such amount shall be the sole and exclusive remedy for those termination events and shall constitute liquidated damages. MBT acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, MainSource would not have entered into this Agreement. Accordingly, if MBT fails promptly to pay the amounts due pursuant to this Section 8.02, and, in order to obtain such payment, MainSource commences a suit that results in a judgment against MBT for the amounts set forth in this Section 8.02, MBT shall pay to MainSource its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.02 at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time (the “Closing Date”) specified in the Articles of Merger of MainSource and MBT as filed with the Indiana Secretary of State (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the Effective Time will occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Article VII of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

ARTICLE X.

CLOSING

10.01      Closing Date and Place.  So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place at the Effective Time at a location to be reasonably determined by MainSource.

10.02      Deliveries.  (a)  At the Closing, MainSource will deliver to MBT the following:

(i)                                     the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii)           copies of all approvals by government regulatory agencies necessary to consummate the Merger;

(iii)          copies of the resolutions adopted by the Board of Directors of MainSource certified by the Secretary of MainSource relative to the approval of this Agreement and the Merger;

(iv)          the tax opinion required by Section 7.01(h) hereof; and

(v)           such other documents as MBT or its legal counsel may reasonably request.

(b)           At the Closing, MBT will deliver to MainSource the following:

(i)            the officers’ certificate contemplated by Section 7.01(g) hereof;

(ii)           copies of the resolutions adopted by the Board of Directors and shareholders of MBT certified by the Secretary of MBT relative to the approval of this Agreement and the Merger;

(iii)          the opinion required by Section 7.01(i) hereof;

(iv)          the tax opinion required by Section 7.02(h) hereof; and

(v)           other documents as MainSource or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01    Effective Agreement.  This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. The representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, except for Sections 1.01(b) and 11.08 hereof, other than the right of MBT, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.

11.02      Waiver; Amendment.  (a)  The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b)           This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

11.03      Notices.  All notices, requests and other communications hereunder will be in writing (which will include telecopier communication) and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service, delivered by email, or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid or by email as follows:

If to MainSource:	with a copy to (which will not constitute notice):

MainSource Financial Group, Inc.

2105 North State Road 3, Bypass

Greensburg, Indiana  47240

ATTN: James M. Anderson

Executive Vice President and

Chief Financial Officer

Email: janderson@mainsourcefinancial.com
Fax: (812) 663-3220

Krieg DeVault LLP One Indiana Square, Suite 2800 Indianapolis, Indiana 46204 ATTN: Karen B. Woods Email: kwoods@kdlegal.com Fax: (317) 636-1507

If to MBT:	with a copy to (which will not constitute notice):

MBT Bancorp 111 North State Street West Harrison, Indiana 47060 ATTN: Donald A.W. Patterson Email: don.patterson@mymbt.com Fax: (812) 637-0269	Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43216 ATTN: John C. Vorys Email: jcvorys@vorys.com Fax: (614) 719-5014 or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by email or telecopier, on the next business day if also confirmed by mail (or in the case of telecopier, by email) in the manner provided herein.

11.04      Headings.  The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05      Severability.  In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.06      Counterparts; Facsimile.  This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07      Governing Law; Enforcement; Specific Performance; Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States District Court for the Southern Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTION AGREEMENTS.

11.08      Indemnification.  (a)  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of MBT and its Subsidiaries as provided in its charters or by-laws and any existing indemnification agreements or arrangements of MBT described in the MBT Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the Effective Time.

(b)           In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MBT (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of MBT or its predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use commercially reasonable efforts to defend against and respond thereto.

(c)           MainSource shall cause any successor, whether by consolidation, merger or transfer of substantially all of its properties or assets, to comply with its obligations under this Article. The provisions of this Article shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other Person named herein and his or her heirs and representatives.

11.09      Entire Agreement.  This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated December 9, 2013, by and between MBT and MainSource (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.10      Survival of Representations, Warranties or Covenants.  Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter MainSource, MBT and all the respective directors, officers and employees of MainSource and MBT will have no further liability with respect thereto. The covenants contained in Section 8.02 shall survive termination of this Agreement.  The covenants contained in Sections 1.01(b) and 11.08 shall survive the Effective Time.

11.11      Expenses.  Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.12      Certain References.  Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when MainSource Bank, in Greensburg, Indiana, is open for the transaction of business.

11.13      Disclosure Schedules.  The mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.  Further, while each party will use commercially reasonable efforts to specifically reference each Section of this Agreement under which such disclosure is made pursuant to such party’s Disclosure Schedule, any information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section of this Agreement in such party’s Disclosure Schedule.

[Signature Page Follows]

IN WITNESS WHEREOF, MainSource and MBT have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

MAINSOURCE FINANCIAL GROUP, INC.

By:	/s/ Archie M. Brown, Jr.
Archie M. Brown, Jr., Chairman, President and
Chief Executive Officer

MBT BANCORP

By:	/s/ Donald A. W. Patterson
Donald A.W. Patterson
President and Chief Executive Officer

EXHIBIT A

VOTING AGREEMENT

Each of the undersigned directors of MBT Bancorp (“MBT”) hereby agrees in his individual capacity as a shareholder to vote his shares of MBT Common Stock that are registered in his personal name and not in a fiduciary capacity (and agrees to use his reasonable efforts to cause all additional shares of MBT Common Stock owned jointly by him with any other person or by his spouse or over which he has voting influence or control to be voted, other than shares held in a fiduciary capacity) in favor of the Agreement and Plan of Merger by and between MainSource Financial Group, Inc. and MBT, dated April 7, 2014 (the “Agreement”).  In addition, each of the undersigned directors hereby agrees not to make any transfers of shares of MBT with the purpose of avoiding his agreements set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement.  Each of the undersigned is entering into this Voting Agreement solely in his capacity as an individual shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require any of the undersigned, in his capacity as a director of MBT, to act or fail to act in accordance with his fiduciary duties in such director capacity. Furthermore, none of the undersigned makes any agreement or understanding herein in his capacity as a director of MBT.  Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger (as defined in the Agreement); (b) the termination of the Agreement in accordance with its terms; or (c) the taking of such action whereby a majority of MBT’s Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Agreement, withdraws its favorable recommendation of the Agreement to its shareholders.  This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Dated this 7th day of April, 2014.

Thomas J. Stone	Dale Lutz

Ronald E. Watson	Dale Proffitt

Mark Dole	Donald Patterson